WASHINGTON, D.C. 20549
                               ___________________

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                              BROADWAY STORES, INC.
                                (Name of Issuer)

                              BROADWAY STORES, INC.
                        FEDERATED DEPARTMENT STORES, INC.
                       (Name of Persons Filing Statement)

                6-1/4% Convertible Senior Subordinated Notes Due 2000
                            of Broadway Stores, Inc.
                         (Title of Class of Securities)

                                   146227 AM 5
                      (CUSIP Number of Class of Securities)
                               ___________________

                            DENNIS J. BRODERICK, Esq.
              Senior Vice President, General Counsel, and Secretary
                        Federated Department Stores, Inc.
                              7 West Seventh Street
                             Cincinnati, Ohio 45202
                                 (513) 579-7560
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Persons Filing Statement)

                                    Copy to:
                              MARK E. BETZEN, Esq.
                           Jones, Day, Reavis & Pogue
                            2300 Trammell Crow Center
                                2001 Ross Avenue
                               Dallas, Texas 75201
                                 (214) 220-3939

                                November 8, 1995
     (Date Tender Offer First Published, Sent or Given to Security Holders)


                            CALCULATION OF FILING FEE


             Transaction Valuation            Amount of Filing Fee

                $147,693,142.36*                   $29,538.63

* The valuation shown is only for the purpose of calculating the filing fee. This amount assumes the purchase of $143,750,000 principal amount of 6-1/4% Convertible Senior Subordinated Notes due 2000 of Broadway Stores, Inc. at an aggregate purchase price equal to the principal amount thereof plus accrued and unpaid interest thereon to December 8, 1995. Accrued and unpaid interest on such principal amount to December 8, 1995 will equal $3,943,142.36.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

    This Schedule 13E-4 Issuer Tender Offer Statement (this "Schedule 13E-4") relates to a tender offer by Broadway Stores, Inc. ("Broadway") to purchase any and all of its 6-1/4% Convertible Senior Subordinated Notes Due 2000 (the "Notes") at a purchase price equal to the principal amount thereof plus accrued and unpaid interest thereon to December 8, 1995, on the terms set forth in Broadway's Notice of Change in Control and Offer to Purchase dated November 8, 1995 (the "Offer to Purchase") and in the related Change in Control Purchase Notice and Letter of Transmittal (the "Letter of Transmittal"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto.

Item 1. Security and Issuer

    (a) The name of the issuer is Broadway Stores, Inc. and its principal executive office is located at 3880 North Mission Road, Los Angeles, California 90031.

    (b) The class of securities to which this Schedule 13E-4 relates is Broadway's 6-1/4% Convertible Senior Subordinated Notes Due 2000. The information set forth in "Introduction" and "The Offer -- Payment for Notes" in the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "The Offer -- Absence of Organized Trading Market" in the Offer is incorporated herein by reference.

    (d) This Schedule 13E-4 is being filed by Broadway and Federated Department Stores, Inc. ("Federated"). Broadway is a subsidiary of Federated. Federated's principal executive offices are located at 151 West 34th Street, New York, New York 10001, and at 7 West Seventh Street, Cincinnati, Ohio 45202.

Item 2. Source and Amount of Funds or Other Consideration

        (a)-(b) The information set forth in "The Offer -- Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate

        (a)-(j) The information set forth in "Introduction" in the Offer is incorporated herein by reference.

Item 4. Interest in Securities of the Issuer

        Not applicable.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities

        The information set forth in "Introduction" in the Offer to Purchase is incorporated herein by reference.

Item 6. Persons Retained, Employed or to be Compensated

        Not applicable.

Item 7. Financial Information

        (a)-(b) The information set forth in "Certain Information Concerning Broadway and Federated -- Unaudited Pro Forma Financial Information" and "Certain Information Concerning Broadway and Federated -- Recent Results of Operations" in the Offer to Purchase is incorporated herein by reference. In addition, the following financial information is incorporated herein by reference:










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







        (1) Audited Financial Statements of Broadway as of and for the 52 weeks ended January 28, 1995 and January 29, 1994 set forth at pages 32 through 58 in Broadway's Annual Report on Form 10-K for the year ended January 28, 1995, a copy of which is filed as Exhibit (g)(1) hereto;

        (2) Unaudited Financial Statements of Broadway as of and for the 26 weeks ended July 29, 1995 and July 30, 1994 set forth at pages 4 through 7 in Broadway's Quarterly Report on Form 10-Q for the quarter ended July 29, 1995, a copy of which is filed as Exhibit (g)(2) hereto;

        (3) Audited Financial Statements of Federated as of and for the 52 weeks ended January 28, 1995 and January 29, 1994 set forth at pages F-1 through F-34 in Federated's Annual Report on Form 10-K for the year ended January 28, 1995, a copy of which is filed as Exhibit (g)(3) hereto;

        (4) Unaudited Financial Statements of Federated as of and for the 26 weeks ended July 29, 1995 and July 30, 1994 set forth at pages 2 through 8 in Federated's Quarterly Report on Form 10-Q for the quarter ended July 29, 1995, a copy of which is filed as Exhibit (g)(4) hereto;

Item 8. Additional Information

        (a)-(d) Not applicable.

        (e) All of the information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 9. Material to be Filed as Exhibits

        (a) (1) Notice of Change in Control and Offer to Purchase dated November 8, 1995

            (2) Change in Control Purchase Notice and Letter of Transmittal

            (3) Notice of Guaranteed Delivery

            (4) Notice of Withdrawal

            (5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies,
                and Other Nominees

            (6) Form of Letter for use by Brokers, Dealers, Commercial Banks,
                Trust Companies, and Other Nominees

            (7) Guidelines for Certification of Taxpayer Identification Number
                Substitute Form W-9

            (8) Text of Summary Advertisement published on November 8, 1995

         (b)    Not applicable.

         (c)(1) Indenture, dated as of December 21, 1993, between Broadway (formerly known as Carter Hawley Hale Stores, Inc.) and Bankers Trust Company, as Trustee (successor in such capacity to Continental Bank, National Association), relating to the Notes (incorporated by reference to Exhibit 4.1 to Broadway's Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the "Commission") on January 7, 1994)

            (2) Supplemental Indenture, dated as of October 11, 1995, between
                Broadway and Bankers Trust Company, as Trustee, relating to the Notes

        (d)-(f) Not applicable.










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








        (g) (1) Audited Financial Statements of Broadway as of and for the 52 weeks ended January 28, 1995 and January 29, 1994 (incorporated by reference to pages 32 through 58 in Broadway's Annual Report on Form 10-K for the fiscal year ended January 28, 1995 filed with the Commission)

            (2) Unaudited Financial Statements of Broadway as of July 29, 1995
                and for the 26 weeks ended July 29, 1995 and July 30, 1994 (incorporated by reference to pages 4 through 7 in Broadway's Quarterly Report on Form 10-Q for the fiscal quarter ended July 29, 1995 filed with the Commission)

            (3) Audited Financial Statements of Federated as of and for the 52
                weeks ended January 28, 1995 and January 29, 1994 (incorporated by reference to pages F-1 through F-34 in Federated's Annual Report on Form 10-K for the fiscal year ended January 28, 1995 filed with the Commission)

            (4) Unaudited Financial Statements of Federated as of July 29, 1995
                and for the 26 weeks ended July 29, 1995 and July 30, 1994 (incorporated by reference to pages 2 through 8 in Federated's Quarterly Report on Form 10-Q for the fiscal quarter ended July 28, 1995 filed with the Commission)



















































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






                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 8, 1995                 BROADWAY STORES, INC.

                                         By: /s/ Dennis J. Broderick
                                            -------------------------------
                                             Dennis J. Broderick
                                             Vice President


                                         FEDERATED DEPARTMENT STORES, INC.

                                         By: /s/ Dennis J. Broderick
                                            -------------------------------
                                             Dennis J. Broderick
                                             Senior Vice President
























































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






                                  Exhibit Index
                                  -------------

                                                                   Sequentially
                                                                     Numbered
 Exhibits                                                              Page
 --------

  (a)(1)   Notice of Change in Control and Offer to Purchase
           dated November 8, 1995  . . . . . . . . . . . . . . .

  (a)(2)   Change in Control Purchase Notice and Letter of
           Transmittal . . . . . . . . . . . . . . . . . . . . .

  (a)(3)   Notice of Guaranteed Delivery . . . . . . . . . . . .

  (a)(4)   Notice of Withdrawal  . . . . . . . . . . . . . . . .

  (a)(5)   Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies, and Other Nominees . . . . . . . . . . . .

  (a)(6)   Form of Letter for use by Brokers, Dealers,
           Commercial Banks, Trust Companies, and Other Nominees

  (a)(7)   Guidelines for Certification of Taxpayer
           Identification Number Substitute Form W-9 . . . . . .

  (a)(8)   Text of Summary Advertisement published on
           November 8, 1995  . . . . . . . . . . . . . . . . . .

  (c)(1)   Indenture, dated as of December 21, 1993, between
           Broadway (formerly known as Carter Hawley Hale
           Stores, Inc.) and Bankers Trust Company, as Trustee
           (successor in such capacity to Continental Bank,
           National Association), relating to the Notes
           (incorporated by reference to Exhibit 4.1 to
           Broadway's Registration Statement on Form S-3 filed
           with the Securities and Exchange Commission (the
           "Commission") on January 7, 1994) . . . . . . . . . .     N/A

  (c)(2)   Supplemental Indenture, dated as of October 11, 1995,
           between Broadway and Bankers Trust Company, as
           Trustee, relating to the Notes  . . . . . . . . . . .

  (g)(1)   Audited Financial Statements of Broadway as of and
           for the 52 weeks ended January 28, 1995 and January
           29, 1994 (incorporated by reference to pages 32
           through 58 in Broadway's Annual Report on Form 10-K
           for the fiscal year ended January 28, 1995 filed with
           the Commission) . . . . . . . . . . . . . . . . . . .     N/A

  (g)(2)   Unaudited Financial Statements of Broadway as of
           July 29, 1995 and for the 26 weeks ended July 29,
           1995 and July 30, 1994 (incorporated by reference to
           pages 4 through 7 in Broadway's Quarterly Report on
           Form 10-Q for the fiscal quarter ended July 29, 1995
           filed with the Commission)  . . . . . . . . . . . . .     N/A

  (g)(3)   Audited Financial Statements of Federated as of and
           for the 52 weeks ended January 28, 1995 and January
           29, 1994 (incorporated by reference to pages F-1
           through F-34 in Federated's Annual Report on Form
           10-K for the fiscal year ended January 28, 1995 filed
           with the Commission)  . . . . . . . . . . . . . . . .     N/A

  (g)(4)   Unaudited Financial Statements of Federated as of
           July 29, 1995 and for the 26 weeks ended July 29,
           1995 and July 30, 1994 (incorporated by reference to
           pages 2 through 8 in Federated's Quarterly Report on
           Form 10-Q for the fiscal quarter ended July 28, 1995
           filed with the Commission)  . . . . . . . . . . . . .     N/A










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